U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                                   ----------

                           NOTIFICATION OF LATE FILING
                                                          COMMISSION FILE NUMBER
                                                                         0-15905

 (Check One):
[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:      SEPTEMBER 30, 2000
                  --------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________


  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                    PART I
                            REGISTRANT INFORMATION


Full Name of Registrant
                           BLUE DOLPHIN ENERGY COMPANY

Former Name if Applicable
                                 NOT APPLICABLE

Address of Principal Executive Office (Street and Number)
                             801 TRAVIS, SUITE 2100

City, State and Zip Code
                              HOUSTON, TEXAS 77002
                                     PART II
                            RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant is currently responding to comments on its periodic reports from the Division of Corporation Finance at the Securities and Exchange Commission. Certain of these comments will effect the disclosure in the Registrant's Form 10-Q for the quarter ended September 30, 2000 (the "Form 10-Q"). The registrant is in the process of assembling the requisite information (i) to respond to the staff's comments, and (ii) necessary to prepare and timely file the Form 10-Q. For the foregoing reasons the Registrant could not timely file the Form 10-Q without unreasonable effort and expense.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         G. Brian Lloyd                (713)              227-7660
            (Name)                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           BLUE DOLPHIN ENERGY COMPANY
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  September 15, 2000                                 By /s/ G. Brian Lloyd

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

The Company reported a net loss for the nine months ended September 30, 2000, of $9,906,052, compared to net income of $80,935 reported for the nine months ended September 30, 1999. Net loss in the current period included a loss on the impairment of oil and gas properties and recognition of its abandonment obligations of $10,654,976.

For the quarter ended September 30, 2000 the Company reported a net loss of $10,109,585 compared to a net loss of $429,033 for the quarter ended September 30, 1999. Net loss in the current quarter included a loss on the impairment of oil and gas properties and recognition of its abandonment obligations of $10,654,976.